Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

1 February 2013

Dear Mr Vaughn

National Westminster Bank Plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 23, 2012
File No. 001-09266

Thank you for your letter of 31 December 2012.  Our responses to your comments are set out below.  All page references are to the Form 20-F for the fiscal year ended 31 December 2011.  References to ‘NatWest’ or ‘the Group’ are to National Westminster Bank Plc and its subsidiaries; ‘the Bank’ means National Westminster Bank Plc and ‘RBSG’ or ‘the RBS Group’ The Royal Bank of Scotland Group plc.  ‘RBS NV’ refers to RBS Holdings N.V. and ‘RBS plc’ to The Royal Bank of Scotland plc.

General

1.	Please provide us with your analysis regarding how you are eligible to rely on General Instruction I of Form 10-K to provide abbreviated narrative disclosure.

General Instruction I to Form 10-K provides that a registrant may omit certain information from its Form 10-K if (i) all of the registrant's equity securities are owned, directly or indirectly, by a single person that is a reporting company under the Exchange Act and that has filed all material required to be filed pursuant to Section 13, 14 or 15(d) thereof, as applicable, and which is named in conjunction with the registrant’s description of its business, (ii) there has not been any material default with respect to any indebtedness or rental payments under material long-term leases of the registrant or its subsidiaries during the preceding 36 calendar months and any subsequent period of days, and (iii) there is a statement set forth on the cover page of the Form 10-K that the registrant meets the above requirements and is therefore filing the Form 10-K with the reduced disclosure format, and (iv) the registrant is not an asset-backed issuer, as defined in Item 1101 of Regulation AB. As of the date of the filing of its annual report on Form 20-F, National Westminster Bank Plc complied with these requirements.

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Form 20-F does not contain a similar General Instruction.  However, in no-action relief granted by the SEC (Grupo Minero Mexico, S.S. de C.V. (October 28, 1999)), the Staff accepted the position that the same policy permitting abbreviated reporting to registrants filing on Form 10-K should be extended to foreign private issuers reporting on Form 20-F.  We rely on this position with respect to annual reports on Form 20-F containing the reduced disclosure format filed by National Westminster Bank Plc.

Financial review, page 5

Risk management – Credit risk, page 33

Problem debt management, page 35

2.
We refer you to your response to prior comment 5 from our letter dated September 27, 2010, specifically your proposed future filings disclosures provided in response to bullet point ‘d.’ We were unable to locate disclosure of this information in your current Form 20-F. Accordingly, please revise future filings to disclose your policy regarding the circumstances under which non-performing restructured loans return to performing loan status for your wholesale and retail loan portfolios.

This information was inadvertently omitted from the Group’s 2011 Form 20-F.  In future filings we will include the following commentary:

Wholesale portfolio - the transfer of renegotiated corporate loans from impaired to performing status follows assessment by relationship managers in the Global Restructuring Group.  When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status.

Retail portfolio - only renegotiated retail loans for which capitalisation of arrears has been agreed can qualify for return to the performing book.  Transfer of such loans takes place once the customer has met the revised payment terms for at least six months and is expected to continue to do so.

As discussed under comment 12 below in future filings we will be adopting the term ‘renegotiated loans’ in place of ‘restructured loans’ for the Group’s wholesale portfolios.

Global Restructuring Group, page 36

3.	We note your disclosure related to wholesale loan restructurings beginning on page 36. Please address the following:

•
Quantify for us the amount of covenant-related concessions you have excluded from your quantitative loan restructuring disclosures for each period. To the extent that these amounts are material, please disclose these amounts either within your tabular disclosure or in a footnote to your table in future filings. Also, disclose why you believe these amounts should be excluded from your restructured loan disclosures, including the specific factors related to credit quality that you consider in determining these loans are different from your restructured loans.

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The Group may offer a temporary covenant waiver, a recalibration of covenants and/or a covenant amendment to cure a potential or actual covenant breach usually in exchange for fees, increased margin, additional security, or a reduction in the maturity profile of the original loan.  These financial covenant concessions are monitored internally but are not included in the renegotiated loans data (when this is the sole concession granted to a customer) as we believe that such concessions are qualitatively different from other renegotiations: the loan’s payment terms are unchanged.  Covenant concessions provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality.

We are unable to quantify financial covenant concessions at 31 December 2011 but in future filings we will disclose financial covenant concessions in a footnote as set out below.  These data will be subject to the same threshold criteria as other renegotiated loan data.  They will not include loans subject to covenant concessions captured in the existing disclosure because of other revisions to the loan’s terms.

Renegotiated loans disclosed in the table above may also have had one or more covenants waived or modified.  In addition, loans totalling £Xbn have been granted financial covenant concessions only during the year.  Such loans are not included in the table above as they do not change a loan’s contractual cash flows.

•	Revise your disclosure in future filings to provide a thorough discussion of the success rate for your wholesale loan modification and restructuring programs.

In future filings we will provide commentary on the results of the Group’s wholesale loan forbearance programmes in our 2012 20-F.  This will include quantitative data covering the additional provisions charged in 2012 in respect of wholesale loan renegotiations completed in 2011 and the percentage of loans renegotiated in 2011 and 2012 that have been returned to performing portfolios managed by the businesses.

•
You disclose on page 37 that £10.4 billion of wholesale loan restructurings were in the process of being completed as of the year ended December 31, 2011 and are excluded from your tabular disclosure. Given the significance of this amount as compared to the amount shown in your tabular disclosure, please revise future filings to disclose the asset quality and types of arrangements to which these in-process loan restructurings relate.

In future filings we will make the following disclosure:

At 31 December 2012 loans totalling £xx.x billion were in the process of being renegotiated but had not yet reached legal completion.  Of these xx% were non-performing loans, with an associated provision coverage of xx%, and xx% were performing loans.  The principal types of arrangements being offered include: variation in margin; payment holidays and loan rescheduling; and forgiveness of all or part of the outstanding debt.

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•	Revise future filings to describe what the term “roll-overs” means in the context of your loan restructuring disclosure on page 36.

In future filings we will remove references to ‘roll-overs’ as there is no substantive difference between ‘roll-overs’ and ‘extensions in contracted maturity’.

•
Revise future filings to include a definition of “payment holidays” in the context of your loan restructuring disclosure on page 36. For example, does a payment holiday refer to deferred principal payments or principal forgiveness?

In future filings we will refer to these as ‘payment concessions’.  See our response to comment 5 below.

4.
We note your disclosure on page 37 related to wholesale loan restructurings, as well as your disclosure on page 203 related to renegotiated loans. We also note from your disclosures that restructured loans include both renegotiated loans and a certain portion of impaired loans that have been restructured. Please revise future filings either here or in a separate section to provide a tabular disclosure of total restructured loans, by loan type (e.g., wholesale and retail), as of each period end. Within your disclosure, further disaggregate your restructured loans between loans classified as renegotiated and loans classified as impaired. We believe this disclosure will facilitate an understanding of which restructured loans are classified as performing and which are non-performing as well as which impaired loans have been restructured.

Loans renegotiated during the year shown in the Additional Information section (page 203 of the 2011 20-F) comprise loan renegotiations that are unimpaired: either the loan was in the performing book both before and after renegotiation or it was non-performing before renegotiation and subsequently transferred to the performing book.

It is not feasible for the Group to collect data at the balance sheet date for renegotiated loans in its wholesale portfolio.  We will, therefore, revise future filings to disclose retail forbearance during the year split between performing and non-performing.  Consequently, future filings will analyse retail and wholesale renegotiations during the year between performing and non-performing.

Forbearance, page 38

5.
We note your disclosure related to types of retail forbearance options, including your reference to the “reduced repayments” option. Please tell us whether the payment reduction represents a reduction of principal, a reduction in interest rates, a term extension (and, thus, a re-amortization of the payment schedule), or a combination of these. Also, consider including a definition of this term in future filings.

In reduced repayment (also called ‘payment concession’) and payment holiday forbearance arrangements a temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer.  At the end of the concessionary period, the principal amount and accrued interest

4/12	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

outstanding are scheduled for repayment over an agreed period (usually the remaining contractual life of the loan or an extended term (ie a re-amortisation of the payment schedule)).  In future filings we will only use, and will provide a definition of, the term ‘payment concession’.

Disclosure controls and procedures, page 109

6.
You disclose that the evaluation of your disclosure controls and procedures has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2011, your disclosure controls and procedures were adequate and effective. Please confirm to us that, as of December 31, 2011, the Group Chief Executive and Group Finance Director independently concluded that your disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective. Further, revise your disclosure in future filings to include the conclusions of your Group Chief Executive and Group Finance Director without implying that the Board has instructed or otherwise influenced those officers to make such conclusions.

We confirm that, as of December 31, 2011, the Group Chief Executive and Group Finance Director of NatWest independently concluded that the disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective.

In future filings, we will revise the disclosure to read as follows:

Management, including our Chief Executive Officer and our Group Finance Director, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)).  Based on this evaluation, our Chief Executive Officer and our Group Finance Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

7.
You state that your disclosure controls and procedures were adequate and effective “and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to [the Group Chief Executive and Group Finance Director] by others within those entities.” However, that standard is not what is called for by the definition of disclosure controls and procedures contained in Rule 13a-15(e). Please revise your disclosure in future filings to comply with the requirements of Rule 13a-15.

Please see our response to Comment 6 above.

Financial statements

Accounting policies, page 118

14. Impairment of financial assets, page 122

8.
You disclose on page 123 that for portfolios that are collectively assessed for impairment, the timing of the write off principally reflects historic recovery experience for each portfolio. Please revise your future filings to more clearly

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identify the typical time frames at which write offs occur for each of your portfolios.

To identify more clearly the typical time frames at which write offs occur for each of our portfolios, we will revise future filings as follows:

Retail mortgages: write off occurs within 5 years and is accelerated where accounts are closed earlier. Credit cards: write off of the irrecoverable amount takes place at 12 months; the rest is expected to be recovered over a further 3 years following which any remaining amounts outstanding are written off. Overdrafts and other unsecured loans: write offs occur within 6 years; accounts are written off if there have been no payments in the previous 12 months. Business and commercial loans: write offs of commercial loans are determined in the light of individual circumstances; the period does not exceed 5 years. Business loans are generally written off within 5 years.

Notes on the accounts, page 130

29. Memorandum items, page 182

Litigation and investigations, page 184

9.
We note your disclosure that management believes that appropriate provisions have been made in respect to legal proceedings, investigations and regulatory matters as of December 31, 2011. We also note your tabular roll forward disclosure of provisions on page 170. It is unclear from your disclosure whether provisions related to legal claims and litigation is included within this tabular disclosure. Please revise future filings to clarify where you record your provisions for claims and litigation and to separately disclose this amount as of each period end.  Refer to paragraph 84 of IAS 37 that requires disclosure by class of provision.

In future filings we will disclose separately: property-related provisions, provisions for litigation, provisions for regulatory settlements and any other material classes of provision together with narrative disclosures required by paragraph 85 of IAS 37.

Other investigations, page 190

10.
You disclose here that RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management, and asset quality. Please address the following:

•
Where such agreements are publicly available, clear and transparent disclosure of the matters identified, as well your progress in meeting those matters, is required. In future filings, please revise this footnote, or another section of the document deemed to be more appropriate, to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future in order to be in compliance with these requirements. Please provide us with the outlines of your proposed disclosure for such formal agreements.

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We will include the following disclosure in respect of the Cease and Desist Order to which RBSG and its subsidiaries are subject:

On 27 July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. In the Order, the RBS Group agreed to create the following written plans or programmes: (1) a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group’s US operations on an enterprise-wide and business line basis, (2) an enterprise-wide risk management programme for the RBS Group’s US operations, (3) a plan to oversee compliance by the RBS Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance, (4) a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the US (the US Branches) on a consolidated basis, (5) a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve, (6) a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and (7) a plan designed to enhance the US Branches’ compliance with OFAC requirements.  The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme.  The RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order.  The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above.  In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's US operations.  The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations.  Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

There are currently no other such agreements which are material that have not previously been disclosed.

•
Where a registrant has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, we understand that in some circumstances they may be precluded from disclosing the existence of

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such agreements due to bank secrecy regulations. However, a registrant must still disclose any impact of complying with such agreements to the extent material. Please confirm that in your future filings you will clearly disclose the impact of complying with any such agreements or understandings to the extent material.

In future filings, the Group will disclose the impact of complying with any agreements or understandings with bank regulators, to the extent material, in a manner consistent with its obligations to the applicable regulators, including its obligation not to disclose confidential supervisory information.

Additional Information, page 199

Analysis of loans to customers by geographical area and type of customer, page 200

11.
We note from your disclosure that 78.6% of your loans and advances to customers are variable rate loans as of December 31, 2011. Please describe the key terms of your variable rate loans, including whether you originate and/or hold any interest only loans. If you do hold interest only loans, please tell us the amount of such loans held as of each period end and summarize the basis of the interest rates (e.g. based on LIBOR, etc.).

Our future filings will include the following:

The Group provides credit facilities at variable rates to its corporate and retail customers.

Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreement and overdrafts; interest is generally charged at a margin over a bench mark rate such as LIBOR or base rate.

Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by the Group such as its mortgage standard variable rate in the UK.  The scheduled repayments for retail loans generally include an amortisation of principal.  However, the Group originates interest only mortgages and has a legacy portfolio of endowment mortgages.  In December 2012, the Bank announced that it would no longer offer residential interest only mortgages: buy-to-let interest only mortgages are still available.  The Ulster Bank Group and Coutts continue to offer their high net worth customers interest only mortgages.  The Group also offers interest only personal loans.  As discussed on page xxx, as part of its retail forbearance programmes the Group may agree conversions to interest only. Interest only retail loans at 31 December 2012 amounted to £x,xxxm; of which £xxxm were forbearance interest only arrangements.

Data for prior period are not readily available.

Renegotiated Loans, page 203

12.
We note that your statement in footnote (1) to the table of Renegotiated loans refers to “restructured” loan data. However, the information presented in your table appears to include information related to only “renegotiated” loans, which

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are a subset of restructured loans. Please tell us and revise future filings to clarify this apparent discrepancy in terminology.

In future filings, we will no longer use the term ‘restructured loans’ and we will revise our use of the terms ‘renegotiated loans’ and ‘forbearance’.  We will amend the definitions in the glossary accordingly.  We will include the following disclosure:

Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration.  Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio and as ‘forbearance’ in the retail portfolio.

Consequently we will revise the narrative introducing the table on page 203 as follows:

The table below shows loans whose terms were renegotiated during the year that are unimpaired: either the loan was performing both before and after renegotiation or it was non-performing before renegotiation and subsequently transferred to the performing book.  Renegotiated loans with impairment provisions continue to be reported as impaired loans.

13.
In footnote (1) to the table of Renegotiated loans you indicate that the loan data includes only those arrangements above thresholds set individually by the divisions, ranging from nil to £10 million. Please tell us how you considered the extent to which a significant amount of loans that have been restructured may be omitted from your disclosure based on individual thresholds established at the division level. Tell us how you considered whether failing to properly characterize such loans as restructured loans would prevent you from capturing the true inherent credit risk of these restructured loans.

Collection of the entire population of renegotiations during the year in the Group’s wholesale portfolios is not feasible: the data are not held on the Group’s IT systems and have, therefore, to be gathered on a case-by case basis.  The Group therefore adopted monetary thresholds by individual portfolio for this disclosure taking into account the number and size of loans in the portfolio and the resulting coverage the threshold gave.  The resulting population captures 76% of the wholesale portfolio that is either on Watchlist or under the management of the Global Restructuring Group.

The Group currently collects data on loans renegotiated in the wholesale portfolio for financial statement disclosure and internal management information purposes.  However, the credit risk of the entire population of wholesale loans that have been renegotiated due to a customer’s financial difficulty is captured through the Group’s loan provisioning procedures.  Such renegotiations take place in the Group’s Watchlist portfolios.  The renegotiation of a loan in the performing book (Watchlist amber and Watchlist red) will be taken into account in the credit grading assigned to the loan and thus reflected in the Group’s latent loss provision.  For impaired loans, the provision assessment takes into account the impact on expected cash flows of any renegotiation.

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Risk elements in lending, page 204

14.
We note from your Renegotiated loans disclosure on page 203 that restructured loans for which an impairment provision is required continue to be reported as impaired loans. We also note your disclosure here that states impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Please clarify for us what is meant by your statement in the second half of this sentence that “the entire portfolio is included in impaired loans.”

The statement ‘the entire portfolio is included in impaired loans’ relates only to portfolios of impaired loans that are collectively assessed.  In such portfolios, all loans have an impairment provision reflecting the loss given default rates for that portfolio. The entire portfolio is thus considered impaired and classified as such.

Further, tell us and revise your disclosure in future filings to address the following regarding your restructured loans included within impaired loans:

•	Separately disclose, either within your tabular disclosure or in a footnote to the table, the amount of restructured loans included for each period.

We will revise future filings to disclose separately in a footnote the amount of loans renegotiated during the year included in the table. Prior period data are not readily available.

•	Clarify whether restructured loans are ever removed from impaired loans after a period of time, and the circumstances under which that would happen.

Please refer to our response to comment 2 above.

•	Disclose whether you restructure loans more than once, and on a similar note, whether you renegotiate or otherwise modify loans more than once.

In future filings we will include the following:

Loans may be renegotiated more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.  Where renegotiation is no longer viable, the Group will consider other options such as the enforcement of security and or insolvency proceedings.

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•	Whether you consider restructured loans as a separate risk pool when determining the amount of collective impairments for loan losses. Refer to AG87 and AG88 of IAS 39.

In future filings we will include the following:

Wholesale portfolio – wholesale renegotiations are predominantly individually assessed and are not, therefore, segregated into a separate risk pool.

Retail portfolio – the majority of retail forbearance takes place in the performing book and, for the purposes of latent loss provisions, these constitute a separate risk pool.  In the non-performing book assets are grouped into homogenous portfolios sharing similar credit characteristics according to the asset type.  Further characteristics such as LTVs, arrears status and default vintage are also considered when assessing the recoverable amount and calculating the related provision requirement.  Forbearance retail loans do not form a separate risk pool; they contribute to the collective assessment in line with the rest of the non-performing portfolio.

Glossary of terms, page 227

15.
We note your definitions of Alt-A on page 227 and sub-prime on page 234, which outline certain qualifications for each term. We also refer you to your response to prior comment 9 from our comment letter dated September 27, 2010, in which you stated that FICO scores are the determining factor in the classification of assets as sub-prime or Alt-A. We were unable to locate disclosure in your current year Form 20-F related to FICO scores and/or the interrelationship between such scores and classification of assets as sub-prime, Alt-A, or within other credit categories. Please revise future filings to include a discussion of FICO scores and how they relate to your classification of loans and/or securities, as applicable. Also, quantify your Alt-A and sub-prime loans and securities, and where you have already quantified such amounts in your disclosure, clearly label those amounts as sub-prime or Alt-A to the extent that you classify your loans and securities into those categories.

The Group does not use Alt-A or sub-prime classifications for its loans.  Sub-prime and non-conforming RMBS are separately disclosed in the table of non-investment grade and unrated ABS on page 69 of the Group’s 2011 Form 20-F.  Non-conforming RMBS include Alt-A RMBS and other non-conforming RMBS.

We will revise future filings to include the following:

The Group RMBS classifications include sub-prime and non-conforming.  Non-conforming RMBS include Alt-A RMBS.  Classification as sub-prime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value (LTV) ratios of the underlying mortgage loans.  RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 a d 650 with full or limited documentation.  Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%.

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16.
We note your definition on page 233 of both renegotiated loans and restructured loans, which refers the reader to your definition of renegotiated loans. Per your disclosure on page 203, it appears that restructured loans are modified loans where an impairment provision is required, whereas renegotiated loans (a subset of restructured loans) are modified loans for which no impairment provision is required. Please revise your disclosure here in future filings to better describe and clarify the distinction between these two terms.

As explained in answer to comment 12 above, we will revise our use of the term ‘renegotiated loans’ in future filings and amend the definition in the glossary accordingly.  We will no longer include a definition of ‘restructured loans’.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

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